UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with the following information concerning its public disclosures regarding its results of operations for the quarter and year ended March 31, 2026. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act except as shall be expressly set forth by specific reference in such a filing.

On April 16, 2026, we announced our results of operations for the quarter and year ended March 31, 2026. We issued a press release announcing our results under IFRS, a copy of which is attached to this Form 6-K as Item 99.1.

We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter and year ended March 31, 2026, under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Item 99.2.

We made available on our website the Condensed Consolidated Interim Financial Statements for the quarter and year ended March 31, 2026, under IFRS. A copy of such financial statements is attached to this Form 6K as Item 99.3.

We filed with stock exchanges in India a statement of statutorily audited consolidated financial results for the quarter and year ended March 31, 2026, under IFRS. A copy of such financial statements is attached to this Form 6K as Item 99.4.

We filed with stock exchanges in India a datasheet containing operating metrics for the quarter and year ended March 31, 2026. A copy of such data sheet is attached to this Form 6-K as Item 99.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Aparna Chandrashekar Iyer

Aparna Chandrashekar Iyer
Chief Financial Officer

Dated: April 17, 2026

INDEX TO EXHIBITS

Item

99.1	IFRS Press Release

99.2	Form of Advertisement Placed in Indian Newspapers

99.3	Consolidated Interim Financial Statements under IFRS

99.4	Statutorily Audited Consolidated Financial Results filed with stock exchanges in India

99.5	Data sheet containing operating metrics filed with stock exchanges in India